

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive
Offices of Employer-Issuer)

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2009 AND 2008

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2009 and 2008

Contents	**Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Savings and Investment 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Milwaukee, Wisconsin
June 7, 2010

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2009	2008
Assets		
Investments		
Investment in Master Trust	$ 2,363,353,165	$ 1,839,744,855
Participant loans	58,899,092	60,977,567
	2,422,252,257	1,900,722,422
Receivables		
Employer contributions	44,343,942	48,986,186
Participant contributions	255,768	544,325
	44,599,710	49,530,511
Net assets available for benefits	$ 2,466,851,967	$ 1,950,252,933

See the notes to the financial statements

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2009
Additions	
Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments	$ 529,269,841
Other investment income	40,116,173
	569,386,014
Contributions	
Participants	99,046,976
Employer	44,574,925
	143,621,901
Total additions	713,007,915
Deductions	
Deductions from net assets attributed to:	
Distributions and withdrawals	193,485,174
Administrative expenses	1,025,518
Total deductions	194,510,692
Transfers to other plans, net	(1,898,189)
Net increase	516,599,034
Net assets available for benefits, beginning of year	1,950,252,933
Net assets available for benefits, end of year	$ 2,466,851,967

See the notes to the financial statements.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective August 1, 1974 for participation by eligible employees of Johnson Controls, Inc. (the "Company") and selected subsidiaries, as designated by the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions of which the first six percent (6%) is eligible for the employer's matching contribution. Certain employee groups may be eligible to receive a Company matching contribution which includes a minimum match of fifty percent (50%) with up to an additional fifty percent (50%) that is variable and based on year-over-year pretax income growth. Effective January 1, 2006, the Plan was amended to allow certain employee groups eligibility to receive a Retirement Income Contribution ranging from one percent (1%) to seven percent (7%) of eligible compensation, based on participant's age plus years of service as of December 31 of the preceding year. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund. Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions, including increases and decreases in value, vests at the rate of twenty percent (20%) per year for each year of employment with the Company, fully vesting after 5 years of service. A participant becomes fully vested on termination of service due to death, disability or retirement. If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the nonvested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity"). As of December 31, 2009 and 2008, plan assets of $629,750,669 and $542,097,865, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Standards Codification (ASC) No. 946, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined-contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the Statements of Financial Position as of December 31, 2009 and 2008 for the master trust (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2009 and 2008, the Plan held 105,015,761 units and 106,891,400 units, respectively, of the JCI Common Stock Fund at unit values of $8.08 and $5.42, respectively. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 2.86% and 4.55% for the years ended December 31, 2009 and 2008, respectively. The average yields based on the interest rate credited to participants were 2.33% and 3.96% for the years ended December 31, 2009 and 2008, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income of the Master Trust is allocated among the participating plans daily based on the Plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2009 and 2008 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2009 for the Master Trust are presented in Note 9.

The Plan had approximately a ninety-one percent (91%) interest in the assets of the Master Trust at December 31, 2009 and 2008.

At December 31, 2009 and 2008, forfeitures of $2,154,693 and $1,642,551, respectively, related to the Plan, were in the Master Trust.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 7, 2010, the date which the financial statements were available to be issued.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2009	December 31, 2008
Investments at fair value as determined by quoted market price (direct):		
BlackRock (formerly Barclays Global Investors) S&P 500 Index Fund, 4,635,729 and 4,853,685 shares, respectively	$ 172,356,389	$ 142,261,494
Vanguard Primecap Adm Fund, 2,271,822 and 2,247,984 shares, respectively	140,080,528	103,856,880
Investments at fair value as determined by quoted market price (indirect):		
Johnson Controls Common Stock Fund, 105,015,761 and 106,891,400 units, respectively	848,527,348	579,351,388
Investments at contract value:		
Fixed Income Fund, 388,652,866 and 340,606,399 units, respectively	388,652,866	340,606,399

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price (direct):	
Mutual Funds	$ 218,134,107
Investments at fair value as determined by quoted market price (indirect):	
Common Stock Fund	289,303,640
Other Separate Accounts	21,832,094
	311,135,734
Net increase in fair value	$ 529,269,841

NOTE 4 – FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds	$ 1,055,001,075	$ -	$ -	$ 1,055,001,075
Common Stock Fund	848,527,348	-	-	848,527,348
Other Separate Accounts	71,171,876	-	-	71,171,876
Fixed Income Fund	388,652,866	-	-	388,652,866
Participant Loans	58,899,092	-	-	58,899,092
Total assets at fair value	$ 2,422,252,257	$ -	$ -	$ 2,422,252,257

	Assets at Fair Value as of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds	$ 868,685,627	$ -	$ -	$ 868,685,627
Common Stock Fund	579,351,388	-	-	579,351,388
Other Separate Accounts	51,101,441	-	-	51,101,441
Fixed Income Fund	340,606,399	-	-	340,606,399
Participant Loans	60,977,567	-	-	60,977,567
Total assets at fair value	$ 1,900,722,422	$ -	$ -	$ 1,900,722,422

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investment companies that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their net asset value (NAV) after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Common Stock Fund: The fair value for the Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Other Separate Accounts: The fair value for Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Fixed Income Fund: The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

Participant Loans: The fair value of Participant Loans is the participant loan balance. At the time of borrowing, the assets of the participants are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan. Should the participants default on the loan, it would have no impact on the Master Trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of participants' and employer contributions receivable approximate their carrying values.

NOTE 5 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2009 and 2008 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2009 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2009	2008
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$ 1,178,428,516	$ 965,997,091
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund	901,075,291	611,314,517
Other Separate Accounts	76,344,324	54,352,546
	977,419,615	665,667,063
Investments at contract value:		
Stable Value Fund		
At fair value	446,441,887	393,289,205
Adjustment from fair value to contract value	(6,755,982)	1,903,491
At contract value	439,685,905	395,192,696
Participant Loans	68,745,934	71,365,102
Total Assets	$ 2,664,279,970	$ 2,098,221,952

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2009
Additions	
Additions to net assets attributed to:	
Investment Gain	
Mutual Funds	$ 241,966,691
Common Stock Fund	307,301,402
Other Separate Accounts	23,323,137
	572,591,230
Contributions	
Participants	118,727,347
Employer	60,372,085
	179,099,432
Interest and dividend income	44,274,364
Total additions	795,965,026
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	228,601,072
Administrative fees	1,416,714
Total deductions	230,017,786
Net increase prior to transfers from other plans	565,947,240
Transfers from other plans, net	110,778
Net increase	566,058,018
Net assets available for benefits:	
Beginning of the year	2,098,221,952
End of the year	$ 2,664,279,970

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 38-3380735
DECEMBER 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	388,652,866 units	$ 388,652,866
Overseas Fund	2,944,728 shares	91,021,527
Low-Priced Stock Fund	1,463,430 shares	46,756,581
Retirement Government Money Market Portfolio	48,594,860 shares	48,594,860
Freedom Income Fund	289,144 shares	3,142,998
Freedom 2000	228,947 shares	2,506,973
Freedom 2005	303,875 shares	3,497,600
Freedom 2010	2,366,547 shares	27,475,606
Freedom 2015	4,009,647 shares	46,712,385
Freedom 2020	6,425,047 shares	76,779,317
Freedom 2025	6,845,994 shares	82,562,683
Freedom 2030	6,218,584 shares	75,866,724
Freedom 2035	4,012,346 shares	49,311,738
Freedom 2040	3,382,956 shares	41,779,506
Freedom 2045	5,061 shares	62,762
Freedom 2050	3,642 shares	45,271
BlackRock (formerly Barclays Global Investors)		
S&P 500 Index	4,635,729 shares	172,356,389
Midcap Equity Index	184,954 shares	3,081,340
EAFE Equity Index	379,724 shares	5,011,712
U.S. Debt Index	1,120,379 shares	17,085,787
GS Large Cap Value	639,004 shares	6,818,176
Dodge & Cox International Stock	611,856 shares	19,487,610
AIM Small Cap Growth Fund	1,412,170 shares	33,440,186
Artisan Mid Cap Fund	2,232,957 shares	57,186,038
Vanguard Primecap Fund	2,271,822 shares	140,080,528
JP Morgan Mid Cap Value Fund	3,194,331 shares	61,522,816
Small Cap Value Fund	1,160,650 shares	13,985,838
*Johnson Controls Common Stock Fund	105,015,761 units	848,527,348
Investments		2,363,353,165
*Participant Loans (1)		58,899,092
Total investments		$ 2,422,252,257

(1) There were 8,905 outstanding loans to participants at December 31, 2009, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 10.5%.

* Indicates party-in-interest.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS SAVINGS AND INVESTMENT 401(k) PLAN

By: 

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 22, 2010

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT (401k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 7, 2010, relating to the statements of net assets available for benefits of Johnson Controls Savings and Investment 401(k) Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of Johnson Controls Savings and Investment 401(k) Plan.



Milwaukee, Wisconsin
June 22, 2010